UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2007

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Royal Dutch Shell plc

February 2007 strategy update: Refocusing the portfolio for long-term growth

As part of his annual strategy update, Chief Executive Jeroen van der Veer said "We have made solid progress with our strategy and portfolio development in 2006. I expect reserves replacement including oil sands to be some 150%*.
In addition, our exploration and business development activities upstream have added well over 2 billion barrels oil equivalent of new conventional resources, for the second successive year. In Downstream, we have added to our growth portfolio, especially in China.”

 “We took important investment decisions in 2006. Upstream, we have launched major investments in unconventionals and deep water. Downstream, our plans are progressing to expand refining capacity on US Gulf Coast, and chemicals capacity in Singapore. We announced a recommended offer to buy out the minority interests in Shell Canada Limited, and we signed a protocol with
Gazprom that stabilises our position in the Sakhalin II project in Russia, with a strong partner.”

 “We recognised some time ago that our industry was witnessing important changes. Today, I am pleased with our response. We look for competitive returns and take a long-term, global approach. Shell adds value through technology, and we are shifting our investment to where we can best apply our know-how, often in more complex barrels. We are rejuvenating our portfolio through new, long-life growth projects. These will become legacy assets, and produce steady cash flow, for decades to come. They will be the foundations for Shell in the first half of the 21st century.”

“Our Upstream investment is driven by a combination of exploration, LNG and unconventionals. Downstream, we are investing in size and complexity in manufacturing world-wide, and growth markets in the East. Today, we have around 45 major projects under construction world-wide. Our strategy is on track.”

“We have now implemented a deliberate policy of investing in large stakes in major integrated projects. As part of the funding for that policy, we expect asset sales to accelerate in 2007 to some $9 billion, as we continue to refocus our company. Taken together with the purchase of the minority shares in Shell Canada Limited, I therefore anticipate that net capital spending will be around $22-23 billion in 2007, compared to some $21 billion in 2006”.

“As a result of these portfolio developments, I expect a reduction in near term refining capacity.  For Upstream, the outlook continues to be impacted by security problems in Nigeria, affecting 2007 production and future growth. We now expect overall oil and gas production in 2007 to be in the range 3.3-3.5 million boe/d, in the event that Nigerian volumes remain deferred for the rest of the year. The reduced Nigeria outlook, and divestments including the dilution of our stake in Sakhalin II, mean we expect only modest production growth to the end of the decade”.

“Downstream, we are a leading global player, with clear growth plans. Our upstream investment focuses on building on our global leadership in LNG, GTL, deepwater and oil sands, and we have the resource base to grow long term upstream production by some 2-3%/year. But I am value-driven, so that absolute production growth is not a core target for the Group, and is the outcome of our value choices.”

“Technology also has a major role to play in the environmental challenge. We continue to invest in cleaner fuels. We are developing clean coal and renewables technologies. And we are researching technologies for CO2 solutions. In all these themes, and especially for CO2, we have a clear view that governments need to set frameworks to allow business-driven solutions.”

“In 2006, we recruited some 1500 young graduates, and around 4500 experienced professionals, from over 60 countries, all to help on our agenda for delivery”

Van der Veer concluded “Royal Dutch Shell is in a good position to drive new, standardised ways of working through the company, to reduce complexity and speed up decision making. Operational synergies and cost savings should add some $0.5 billion to earnings each year, across the medium term.”

“We are announcing a step-up in dividend payment for 2007, with an increase in the Q1 2007 dividend of 14%, to $0.36/ordinary share. This increase will give our investors an early share in the profitability and success I expect for the future.”

*SEC proved oil & gas reserves, and SEC provable mining reserves (oil sands)

Contacts:
Shell Investor Relations:
Den Haag Tjerk Huysinga  +31 70 377 3996
London Gerard Paulides   +44 207 934 6287
New York Harold Hatchett  +1 212 218 3112

Shell Media Relations:
International, US, UK Press  +44 207 934 5963/ 3277/ 6238
The Netherlands and European Press +31 70 377 8750

Disclaimer Statement
This document contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal
Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions.
These forward-looking statements are identified by their use of terms and phrases such as ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’,
‘‘expect’’, ‘‘intend’’, ‘‘may’’, ‘‘plan’’, ‘‘objectives’’, ‘‘outlook’’,
‘‘probably’’, ‘‘project’’, ‘‘will’’, ‘‘seek’’, ‘‘target’’, ‘‘risks’’,
‘‘goals’’, ‘‘should’’ and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this Report, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for the Group’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserve estimates; (f) loss of market and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves; (k) economic and financial market conditions in various countries and regions; (l) political risks, project delay or advancement, approvals and cost estimates; and (m) changes in trading conditions. All forward-looking statements contained in this document are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of this presentation. Neither Royal Dutch Shell nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this document.

The United States Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions.  We use certain terms in this presentation, such as
“resources" that the SEC's guidelines strictly prohibit us from including in filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575 and disclosure in our Forms 6-K file No, 1-32575, available on the SEC website www.sec.gov - opens in new window. You can also obtain these forms from the SEC by calling
1-800-SEC-0330.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: 1 February 2007	By:	/s/M.C.M. Brandjes
	Name:	M.C.M. Brandjes
	Title:	Company Secretary